

September 25, 2013

Via E-Mail
Mr. Michael J. Little
Chief Financial Officer
Premier Exhibitions, Inc.
3340 Peachtree Road
Suite 900
Atlanta, Georgia 30326

> **Re:** **Premier Exhibitions, Inc.**
> **Form 10-K for the year ended February 28, 2013**
> **Filed May 29, 2013**
> **File No. 000-24452**

Dear Mr. Little:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 82

1. We note your section on critical accounting policies. It appears that the items included are a mere repetition of your Significant Accounting Policies section. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. For example, you can discuss estimates and assumptions that led to the impairment charges or lack thereof, as well as the timing of recognizing impairment. In this regard, it appears that impairment was recognized at the end of the fiscal year

2012, even though the facts and circumstances surrounding the charges suggest that information may have been available sooner. In addition, the assumptions used in the Black Scholes model for stock compensation appear to have fluctuated significantly from year to year. Please tell us, and in this section, address the reasons for the significant variances. Please revise accordingly.

Liquidity and Capital Resources, page 74

2. We note the amounts related to the short-term and long-term portions of the AEI note payable included in your discussion of restated liquidity for the quarters ended May 31, 2012, August 31, 2012 and November 30, 2012 on pages 75-77 do not agree to the restated amounts on the face of the corresponding balance sheets included in Note 23 beginning on page 133. For example, you state on page 75 that as May 31, 2012 the short-term portion of the note payable was $5.2 million and the long-term portion was $7.3 million, including accrued interest. However, according to the restated amounts provided on page 135, the short-term and long term portion of notes payable are $5,673 and $7,733, respectively as of May 31, 2012. Please advise and reconcile the differences for us.

Consolidated Statements of Cash Flow, page 92

3. Reference is made to caption Non-cash debt repayment through restricted assets of $4,644 under supplemental disclosure of non-cash investing and financing activities at the bottom on page 92. Please tell us and revise your notes to the financial statements to disclose the nature of the non-cash debt repayment through restricted assets. As part of your response and revised disclosure, please explain how the value of the restricted assets was derived and the terms of the debt repayment.

Note 2. Summary of Significant Accounting Policies, page 95

4. It is not apparent from the disclosures whether the Company's policy is to straight-line rental expense in accordance with ASC 840-20-25. In light of the materiality of your operating lease commitments, please tell us and revise the notes to your financial statements to disclose your policy for the recognition of rental expense. If rental expense is recognized other than on a straight-line basis, please explain why. We may have further comment upon reviewing your response.

Note 19. Litigation and Other Legal Matters, page 125

5. We note a receivable of $148, net of an allowance, related to the Grimaux settlement is outstanding as of February 28, 2013. We further note from your Form 10-Q for the quarter ended May 31, 2013, it appears the receivable balance was written down to $118 (net of an allowance of $82). Please tell us why you believe the remaining balance is

Mr. Michael J. Little
Premier Exhibitions, Inc.
September 25, 2013

Page 3

collectible given the nature and age of the receivable and that no amounts have received to date since fiscal 2012.

Note 21. Asset Purchase Agreement and Related Matters, page 128
Transaction – Arts and Exhibitions International, LLC, page 129

6. We note from your purchase price allocation that you acquired certain intangible assets related to future rights fees with an estimated fair value of $4,380 at the date of acquisition. We also note that you have assigned the future rights fees a useful life of 10 years to be amortized on a straight-line basis. In this regard, please explain to us and revise your notes to the disclose in greater detail the nature of the future rights fees and tell us the basis for which you determined that a 10 year useful life is appropriate in light of the fact that the maturity date of the promissory note is February 28, 2017. We note that the payment terms stipulate that if the face value of the promissory note is not paid in full at maturity, you are required to satisfy any shortfall by, selling some of all of the remaining acquired tangible assets, returning some or all of the remaining acquired tangible assets to AEG or paying the applicable portion of the value of the remaining tangible assets to AEG. It appears that such terms would limit the timeframe for which you are able to develop future exhibition concepts. In this regard, please tell us how you considered the payment terms of the promissory note in determining the useful life of the future rights fees. If no consideration was given, please explain in detail as to why.

Note 23. Restatement, page 133

7. We note from the restated balance sheets as of May 31, 2012, August 31, 2012 and November 30, 2012 included adjustments to include restricted assets of $1,020, $3,289 and $5,680, respectively. We note little, if any, discussion surrounding the adjustments for restricted assets. In this regard, please explain to us and revise your notes to the consolidated financial statements to disclose in greater detail the nature of the amounts, where the amounts originate from and how the amounts were derived at each balance sheet date.

8. Reference is made to the restated notes payable balances at May 31, 2012 and August 31, 2012 presented in the balance sheets on page 135 and 138, respectively. Please explain the decrease of $1,112 in the aggregate notes payable balance from May 31, 2012 to August 31, 2013 as it is unclear from your current disclosures or amounts reflected in your statements of cash flow.

Signatures, page 152

9. Please amend your filing to revise the second half of your signature page to include the signatures of your principal financial officer and your controller or principal accounting officer. Refer to Form 10-K, General Instructions D.(2) and Signatures. In this regard,

we note that Michael J. Little signed Exhibits 31.2 and 32.1, respectively, as your principal financial officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donnie Field, at (202) 551-3680, or Justin Dobbie, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief